Exhibit 99.1

Notice of 2022 annual general meeting

You are invited to our 2022 annual general meeting:

WHEN

Friday June 10, 2022 at 2:00 p.m Eastern Daylight Time (EDT)

WHERE

Virtual-only meeting via live audio webcast online at:
https://meetnow.global/M7FHZFJ

YOUR VOTE IS IMPORTANT

If you are a shareholder of record of the Corporation on April 21, 2022, you are entitled to receive notice of, attend and vote at this meeting.

Please take some time to read the attached Management information circular. It contains important information about the meeting and explains who can vote and how to vote.

ITEMS OF BUSINESS

(a)       to receive and consider the audited consolidated financial statements of the Corporation for the fiscal years ended December 31, 2021 and 2020, together with the auditors’ reports thereon;

(b)       to elect the directors of the Corporation for the ensuing year;

(c)       to reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Corporation’s auditors for the ensuing year and to authorize the board of directors of the Corporation to fix the auditors’ remuneration; and

(d)       to transact such other business as may properly be put before the Meeting or any adjournment(s) or postponement(s) thereof.

If you have any questions or require assistance with voting your shares, please contact our proxy solicitation agent, Carson Proxy, at North American toll free phone at 1-800-530-5189, local (collect outside North America): 416-751-2066 or by email at info@carsonproxy.com.

DATED at Toronto, Ontario this 16th day of May 2022.

BY ORDER OF THE BOARD

(signed) Jose Vizquerra
Jose Vizquerra
Chair of the Board